UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-SAR

For Period Ended:	June 30, 2023
☐	Transition Report on Form 10-K☐ Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

GSE Systems, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

6940 Columbia Gateway Dr., Suite 470
Address of principal executive offices

Columbia, Maryland 21046
City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report of Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

GSE Systems, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023 (the “Form 10-Q”) within the prescribed time period without unreasonable effort and expense because the Company requires additional time to complete the final review of its financial statements, management report and other disclosures in the Form 10-Q. The Company is working diligently to complete the Form 10-Q and expects to file its Second Quarter 2023 Form 10-Q within the extension period of 5 calendar days as provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Emmett Pepe	(410)	970-7870
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GSE Systems, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2023	By:	/s/ Emmett Pepe
Chief Financial Officer